UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: December 27, 2023

(Commission File No. 001-39308)

CALLIDITAS THERAPEUTICS AB

(Translation of registrant’s name into English)

Kungsbron 1, D5
SE-111 22
Stockholm, Sweden
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On December 27, 2023, Calliditas Therapeutics AB (the “Company”) entered into a credit agreement (the “Credit Agreement”) with Calliditas Therapeutics US Inc. and Calliditas NA Enterprises Inc. (together, the “Guarantors”) and Athyrium Opportunities IV Co-Invest 1 LP, as administrative agent and lender, pursuant to which Company borrowed 92 million Euros (the “Loan”). Proceeds from the Loan were used, in part, to repay in full outstanding obligations under the Company’s loan agreement with Kreos Capital VI (UK) Limited and Kreos Capital 2020 Opportunity (UK) Limited (the “Kreos Loan Agreement”) in amount equal to approximately 68 million Euros (the “Kreos Repayment”) and to pay fees (including an original issue discount), transaction costs and expenses payable in connection with the Credit Agreement. The remaining proceeds from the Loan may be used by the Company for general corporate purposes, including the commercialization of NEFECON as well as research and development activities. The cash proceeds from the Loan, net of the Kreos Repayment and before certain transaction-related costs, are expected to be approximately 19 million Euros.

The Loan bears an interest at an annual rate of 9.00%, which rate will be increased during the existence of an event of default under the Credit Agreement. The Credit Agreement requires quarterly interest-only payments through the third fiscal quarter of 2026. The Loan will partially amortize in four quarterly principal payments of 13.8 million Euros (together with accrued interest thereon and the applicable exit fee) commencing on December 31, 2026, with the outstanding balance (including accrued interest thereon and the applicable exit fee) to be repaid on the maturity date of December 31, 2027. The Company may, at its option, prepay Loan in whole or in part at any time, subject to concurrent payment of certain fees and, if prepaid within the first three years of closing, a make-whole premium. The Loan is subject to mandatory prepayment in the event of specified asset dispositions, extraordinary receipts or unpermitted debt issuances, subject to certain exceptions and thresholds.

All obligations under the Credit Agreement are guaranteed by the Company’s present and future wholly-owned subsidiaries that own or control Nefecon assets and secured by assets of Company and the Guarantors, including the equity interests in the Company’s non-guarantor subsidiaries. The Credit Agreement contains financial covenants to maintain minimum unrestricted cash (including cash equivalents) and achieve minimum net revenue targets with respect to Nefecon. The Credit Agreement contains affirmative and negative covenants customary for a senior secured loan. The negative covenants under the Credit Agreement limit the ability of the Company and its subsidiaries to, among other things, dispose of assets, engage in mergers, acquisitions, and similar transactions, incur additional indebtedness, grant liens, make investments, pay dividends or make distributions or certain other restricted payments in respect of equity, prepay other indebtedness, enter into restrictive agreements, undertake fundamental changes or amend certain material contracts, in each case subject to certain exceptions. The Credit Agreement also contains certain customary events of default, including, but not limited to, a failure to comply with the covenants in the Credit Agreement. If an event of default has occurred and continues beyond any applicable cure period, the administrative agent or the required lenders may accelerate all outstanding obligations under the Credit Agreement and/or exercise any other remedies provided under the loan documents.

Following the Kreos Repayment noted above, the Kreos Loan Agreement was terminated and all guarantees and liens granted in connection therewith were released.

The foregoing description of the Credit Agreement is not complete and is qualified in its entirety by reference to the full text of the Credit Agreement, a copy of which will be filed as an exhibit to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023.

Filed as Exhibit 99.1 to this Report on Form 6-K is an announcement published by the Company on December 27, 2023 announcing that the Company has entered into the Credit Agreement.

The information contained in this Form 6-K, excluding Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-265881) and Form S-8 (File Nos. 333-240126 and 333-272594).

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated December 27, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CALLIDITAS THERAPEUTICS AB

Date: December 27, 2023	By:	/s/ Fredrik Johansson
Fredrik Johansson Chief Financial Officer